UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04011627

February 27, 2004

Benjamin D. Fackler
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/27/2004

Re: BKF Capital Group, Inc.
Incoming letter dated January 14, 2004

Dear Mr. Fackler:

This is in response to your letters dated January 14, 2004 and February 11, 2004, concerning the shareholder proposal submitted to BKF by Opportunity Partners. We also have received a letter from the proponent dated January 19, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Phillip Goldstein
Portfolio Manager
Opportunity Partners L.P.
60 Heritage Drive
Pleasantville, NY 10570

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

January 19, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

BKF Capital Group, Inc. (the "Company") – Rule 14a-8 Proposal

Ladies and Gentlemen:

We received a copy of a letter dated January 14, 2004 from Benjamin D. Fackler of Wachtell, Lipton, Rosen & Katz, counsel to the Company to you seeking no action assurance if the Company excludes from its proxy materials our rule 14a-8 proposal requesting "that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company." Mr. Fackler proposes two bases for omitting our proposal: (1) "The proponent has not provided proof of stock ownership;" and (2) "The proposal deals with a matter relating to the ordinary business operations of the Company." Neither contention has any merit.

As Mr. Fackler stated, the Company notified us in a letter dated November 3, 2003 that it did not consider a letter dated October 15, 2003 from our broker stating that we had held more than $2,000 worth of the Company's stock continuously for 12 months to be proof that we had owned it for more than one year on October 14, 2003, the date of our letter to the Company which contained our shareholder proposal. Assuming the truthfulness of our broker's letter, the Company apparently wanted proof that we did not purchase our shares on October 15, 2002, which was the only possible way that we would not have owned more than $2,000 worth of the Company's stock continuously for more than one year as of October 14, 2003.[1]

For the record, we hereby state that we have continuously owned far more than $2,000 worth of the Company's stock for several years. To erase all doubts about our eligibility, we filed a Schedule 13D on November 17, 2003 in which we stated: "As required by Rule 14a-8 of the Securities and Exchange Act of 1934, at the time of submission of the shareholder resolution, Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting." Contrary to Mr. Fackler's misleading statement that "The Company has received no subsequent communications from the Proponent other than a copy of the Proponent

[1] If we had purchased our shares on October 15, 2003, we could have easily defused the Company's "concern" about our stock ownership by simply resubmitting our proposal in a letter dated October 15, 2003 and ask that it supersede our October 14th letter (since the deadline for submissions was not until December 17, 2003).

Schedule 13D as filed with the Commission," we faxed a both a cover note and copy of our Schedule 13D to the Company's secretary on November 17th. In the cover note (which was included in Mr. Fackler's submission package to you **but conspicuously not mentioned in his letter**), we stated: "I expect you have seen this already. **Please call me if you have any questions.**" (emphasis added)

Rule 14a-8(b)(2)(ii) permits us to demonstrate eligibility "only if you have filed a Schedule 13D . . . reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins . . . and by submitting to the company a copy of the schedule . . . ."[2] We filed Schedule 13D and submitted it to the Company along with our cover note as a good faith effort to comply with Rule 14a-8(b)(2)(ii). Yet, the Company did not call us or otherwise inform us that it did not deem our Schedule 13D filing to be adequate. Thus, we reasonably assumed that it was satisfied that we had cured the perceived procedural deficiency it set forth in its November 3, 2003 letter. Instead, it bided its time, waiting almost two months (and well past its December 17, 2003 deadline for submitting a stockholder proposal) to request a no action letter from you if it excludes our proposal from its proxy materials.

Mr. Fackler incorrectly asserts that our filing and delivery to the Company of a Schedule 13D in which we stated that "Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting." does not change anything. The instructions for Schedule 13D state: **"Intentional misstatements or omissions of fact [in Schedule 13D] constitute Federal criminal violations."** (emphasis added). On the other hand, a false statement of fact contained in a rule 14a-8 submission to a company would not lead to criminal penalties. That is a very big difference.

In any event, the Company's request for no action relief should be denied because the staff should not encourage the sort of gamesmanship the Company is using. Section G.5 of Legal Bulletin No. 14 (July 13, 2001) dealing with eligibility and procedural issues states: "Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response." Rather than picking up the telephone and trying to resolve any question about our eligibility directly with us in a timely manner, the Company blatantly ignored the staff's policy about timely submissions of a no action request and chose to make a belated (at best) hypertechnical argument to you laced with red herrings about whether we were "eligible" to file Schedule 13D. As explained in Section G.6. of Legal Bulletin No. 14, "[The Commission's staff receives] the heaviest volume of no-action requests between December and

---

[2] Mr. Fackler implies that this language requires us to have filed a Schedule 13D on or before the date we submit our proposal to the Company rather than simply that the Schedule 13D itself, whenever it is filed, must reflect our ownership of the shares as of or before the date on which the one-year eligibility period begins. The latter reading is more reasonable in light of (a) the serious consequences of making a false statement of fact in a Schedule 13D, (b) the intent of rule 14a-8(b)(2)(ii) to provide an alternative method to demonstrate one's eligibility to submit a stockholder proposal, and (c) the intent of Section 14 itself, i.e., to promulgate rules that advance the public interest or protect investors in matters relating to proxy solicitations.

February of each year." Even if the its argument had any merit, granting the Company no action relief will only encourage other companies to use similar delaying tactics instead of making a good faith effort to resolve their differences with shareholder proponents.

With respect to Mr. Fackler's disingenuous attempt to portray our proposal as one involving "business matters that are mundane," we see no need to respond other than to say that (1) if he had a conscience, he would return the fees his law firm received from the Company for producing such drivel, and (2) if the staff does grant no action relief on the basis that our proposal deals with a matter relating to the Company's ordinary business operations, we would seriously consider litigating to have our proposal included in the Company's proxy materials.

In conclusion, based upon our extensive experience with shareholder activism, the Company's efforts to prevent our proposal from coming to a vote at the annual meeting, like those of many companies faced with proposals opposed by management, are in bad faith. There is little doubt that the Company does not really care whether we have continuously owned more than $2,000 worth of stock for more than one year and little doubt that it knows we have. All it wants to do is to derail a stockholder vote on our proposal by any means necessary, ethical or unethical. The larger question is whether the staff should permit this sort of legal gamesmanship which is costly not only to the Commission but to shareholders of affected companies. In this regard, we present below an excerpt from our comment letter of June 13, 2003 regarding Release S7-10-03 ("Possible Changes to Proxy Rules").

> The staff spends far too much time responding to no action requests from companies seeking to exclude shareholder proposals submitted pursuant to rule 14a-8. Furthermore, its responses have sometimes been inconsistent and not infrequently are based on shaky legal reasoning. I propose eliminating rule 14a-8 [and substituting an alternative scheme described in my comment letter for voting on shareholder proposals but] if rule 14a-8 is retained in substantially the same form, then to limit frivolous or abusive no action requests to exclude proposals, each request should be accompanied by an affidavit from the company certifying that: (1) management has made a reasonable effort to resolve its differences with the proponent and failed, and (2) the board has determined that (a) it is in the best interests of shareholders that the proposal in question be excluded from management's proxy card and (b) the cost of seeking no action relief is reasonable for the benefit to be gained.

Very truly yours,

Phillip Goldstein
Portfolio Manager

cc: Benjamin D. Fackler

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1395
DIRECT FAX: (212) 403-2395

January 14, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BKF Capital Group, Inc.
Statement of Reasons for Omission of
<u>Shareholder Proposal Pursuant to Rule 14a-8(j)</u>

Dear Ladies and Gentlemen:

We are writing on behalf of our client, BKF Capital Group, Inc. ("BKF" or the "Company"), with regard to a shareholder proposal dated October 14, 2003 (the "Proposal") submitted by Opportunity Partners L.P. (the "Proponent") in connection with the 2004 annual meeting of stockholders of the Company. On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal and the Proponent's supporting statement from its proxy statement and form of proxy for its 2004 annual meeting (the "2004 Proxy Statement"). The Company hereby requests that the Staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2004 Proxy Statement for the reasons set forth below.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), six copies of this letter and its attachments are enclosed. We are forwarding a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from the 2004 Proxy Statement. Although the Company has not yet finalized its schedule for the mailing of definitive proxy statements and other materials to its stockholders and the filing of such materials with the Commission, the Company will not mail and file such definitive materials before April 5, 2004.

The Proposal

On October 24, 2003, the Company received a letter dated October 14, 2003 from the Proponent setting forth the Proposal (the "October 14, 2003 Letter"). A copy of the October 14, 2003 Letter is attached as Exhibit A. The Proposal included in the October 14, 2003 Letter reads as follows:

> RESOLVED: The stockholders request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.

On November 3, 2003, within 14 calendar days of receiving the October 14, 2003 Letter, the Company, pursuant to Rule 14a-8(f) under the Exchange Act, sent to the Proponent via first-class mail a letter (the "Company Letter"), a copy of which is attached hereto as Exhibit B. The Company Letter informed the Proponent that the October 14, 2003 Letter did not comply with the relevant requirements of the Exchange Act and specified the basis for noncompliance. In particular, the Company Letter informed the Proponent that the October 14, 2003 Letter did not adequately establish the Proponent's eligibility under Rule 14a-8(b)(2)(i) under the Exchange Act. The Company Letter also informed the Proponent that it could cure the identified deficiency by means of a response to the Company that must be postmarked, or transmitted electronically, no later than 14 days from the date it received such letter.

On November 17, 2003, the Proponent filed a Schedule 13D with respect to the Company ("Proponent Schedule 13D"), which is attached as Exhibit C. In the Proponent Schedule 13D, the Proponent referred to the Proposal and attached as an exhibit its October 14, 2003 Letter. It is unclear on what basis under Rule 13d-1(a) of the Exchange Act the Proponent was eligible to file a report on Schedule 13D, since the Proponent stated in such filing that it beneficially owned less than 5% of the shares of common stock of the Company and did not disclose that it had in the past held an amount of such shares in excess of 5%. The Company has received no subsequent communications from the Proponent other than a copy of the Proponent Schedule 13D as filed with the Commission.

Grounds for Exclusion:

The Proponent Has Not Provided Proof of Stock Ownership (Rule 14a-8(b))

Under Rule 14a-8(b) of the Exchange Act, in order to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the company's securities as of or before the date on which the one-year eligibility period begins, a proponent may prove eligibility by submitting a written statement from the record holder of the securities verifying that at the time the proponent submitted the proposal that the proponent had held the securities for at least one year.

The statement from Samuels Chase & Co., Inc. enclosed with the Proponent's October 14, 2003 Letter was dated October 15, 2003 and included a statement that the Proponent had held Company shares for one year. In Staff Legal Bulletin No. 14, dated July 13, 2001 ("Staff Legal Bulletin No. 14"), the Staff expressly stated that a statement from a record holder that verified continuous ownership for one year but was dated one day before the shareholder proposal request does not demonstrate sufficiently continuous ownership for the purposes of Rule 14a-8(b). See Staff Legal Bulletin No. 14, at C.1.c.(3). Similarly, a statement from the record holder dated one day after shareholder proposal request does not sufficiently prove continuous ownership, as it does not show that the Proponent held the requisite amount of Company shares on the date one year before the shareholder proposal request. In either case continuous ownership for one year from the date of the shareholder proposal request has not been established.

After the Company notified the Proponent of this deficiency within the required notification period, the Proponent did not respond directly to the Company. Instead, the Proponent filed the Proponent Schedule 13D. It is unclear on what basis under Rule 13d-1(a) of the Exchange Act the Proponent was eligible to file a report on Schedule 13D, since the Proponent stated in such filing that it beneficially owned less than 5% of the shares of common stock of the Company and did not disclose that it had in the past held an amount of such shares in excess of 5%. Furthermore, Rule 14a-8(b)(2)(ii) permits a person to establish eligibility if such person "has filed a Schedule 13D... reflecting [such person's] ownership of the shares *as of or before* the date on which the one-year eligibility period begins" (emphasis added). The Proponent has not previously filed any Schedule 13D or other applicable form disclosing its Company shareholdings as of or before October 14, 2002. The Proponent Schedule 13D does not disclose share amounts even now. The Proponent simply includes, in Item 4 entitled "Purpose of Transaction," the same statement it had made in the October 14, 2003 Letter: that it had continuously held shares valued at more than $2,000 for more than one year before the date of submission of the Proposal. Neither the Proponent Schedule 13D or any other filing by the Proponent reflects its ownership as of or before the date on which the one-year eligibility period begins to establish its claimed ownership.

The Staff has asserted that a shareholder who is not the record holder is responsible for proving its eligibility to submit a proposal to a company. See Staff Legal Bulletin No. 14, at C.1.c. Simply filing the same unsubstantiated proposal on an Exchange Act form that a shareholder proponent is not eligible to use under the terms of that form should not satisfy such proponent's burden of proving its eligibility to submit a proposal, when neither the Schedule 13D nor any other filing with the Commission by such proponent regarding the Company states or discloses such proponent's ownership as of or before the date on which the one-year eligibility period begins. Indeed, this should especially be the case when there was a viable alternative to establishing ownership open to such proponent and disclosed in the company's response letter to the proposal: the proponent could have simply procured a properly dated statement from the record holder regarding its ownership of the shares, assuming it satisfied the applicable ownership requirements on that date.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period. See, e.g., Motorola, Inc. (August 12, 2003) (noting that proponent had not responded to company's request for documentary support that indicated that it satisfied the minimum ownership requirement for the one-year period); and JDS Uniphase Corporation (July 18, 2003) (noting that proponent had not responded within 14 day period to company's request for documentary support indicating that it satisfied the minimum ownership requirement for the one-year period).

The Company believes that the Proposal can be omitted pursuant to Rule 14a-8(b), because the Proponent has failed to provide documentary support indicating that it satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b) within the statutory 14-day time frame set by Rule 14a-8(f). The Company advised the Proponent on a timely basis of the need for him to establish that proof and specifically informed him of the 14-day time period in which he had to respond.

The Proposal Deals With a Matter Relating to the Ordinary Business Operations of the Company (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) of the Exchange Act allows a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal deals with a matter relating to the company's ordinary business operations." Under this rule, shareholder proposals may be excluded if they involve business matters that are mundane and the proposal does not implicate any substantial policy or other considerations. See Release No. 34-12999

(November 22, 1976). As the Commission recently explained, "[t]he general underlying policy of this [rule] is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998). Accordingly, the ordinary business rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that [stockholders], as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976).

The Proposal, if adopted, would require that the Company engage an investment banking firm to explore alternatives to maximize stockholder value including a sale. While the Proposal refers to a sale of the Company as one possible alternative, it does not limit the scope of the Proposal to a sale of the whole Company or another extraordinary corporate transaction involving all, or substantially all, of the Company's assets. The text of the Proposal on its face would cover ordinary business matters as well as extraordinary corporate transactions. The board of directors and management of the Company could maximize shareholder value through any number of actions short of an extraordinary corporate transaction, such as reorganizing management, restructuring business operations or rationalizing cost structures. Such a broad mandate intrudes upon ordinary business matters that are reserved for management and the board of directors under applicable corporate law. The Company is a Delaware corporation, and under the Delaware General Corporation Law ("DGCL"), the board of directors has the authority to conduct the ordinary business of the corporation. The DGCL states that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Section 141(a) of the DGCL. The Company's certificate of incorporation does not contain any limitation on the board's authority to so manage the Company. And the Proposal on its face is not limited to extraordinary corporate transactions that are reserved for stockholder approval under the DGCL, such as a merger or sale of all or substantially all of the assets of the corporation. It is precisely the role of the board of directors of a Delaware corporation to oversee the management and operation of a company in these ordinary business areas.

Moreover, when the Proposal and supporting statement are read together, it becomes even more apparent that the sole or primary focus of the Proposal is not an extraordinary corporate transaction. The supporting statement focuses on the Proponent's primary concern—general expense levels at the Company. The supporting statement reads in relevant part:

> We think the primary reason for BKF's low multiple [of market capitalization to assets] is its excessive expenses. In 2002, compensation expenses consumed approximately 69% of BKF's revenues vs. 25% for [Franklin Resources], 30% for [Janus Capital] and 13% for [Waddell and Reed]. BKF's total operating

expenses for 2002 consumed approximately 92% of revenues, leaving very little for stockholders.

Accordingly, the Proponent calls on the Company to retain an investment banking firm to evaluate alternatives to maximize stockholder value. The supporting statement mentions one way to cut expenses, namely, if a large financial management company were to do so after acquiring the Company. However, such an extraordinary corporate transaction is not the object or primary focus of the Proposal and supporting statement. The supporting statement focuses on expenses as the "primary reason" for the alleged underperformance of the Company's stock price, and it and the Proposal leave open numerous ways for the Company to maximize stockholder value short of a sale or other extraordinary corporate transaction. For example, to cut expenses the board of directors could revise the Company's general compensation policies, selectively reduce employee headcount, reduce spending on employee-related services or benefits (such as healthcare or insurance benefits), switch or renegotiate arrangements with suppliers and service providers or sell or shut down underperforming or high-expense business units. None of these alternatives would require a stockholder vote under the DGCL or involve any extraordinary corporate transaction, and all would impact expenses and thereby potentially shareholder value. Moreover, determining which, if any, of these actions would be the optimal means of cutting expenses for the purpose of maximizing shareholder value at the Company would require an intimate knowledge of the Company's business and operations. This determination is exactly the kind of complex ordinary business problem that management and boards of directors are better positioned to address than stockholders and that the ordinary business rule is intended to exclude from stockholder action.

The Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) when the shareholder proposal appears to relate in part to non-extraordinary matters that constituted part of the company's ordinary business operations, even though, in some cases, the proposals suggested both ordinary and extraordinary courses of action. See, e.g., Telular Corporation (December 5, 2003) (stating that proposal to appoint a board committee to explore strategic alternatives to maximize shareholder value appeared to relate in part to non-extraordinary transactions and was excludable); Archon Corporation (March 10, 2003) (stating that proposal to appoint board committee to explore strategic alternatives to maximize shareholder value appeared to relate to non-extraordinary transactions and was excludable); Lancer Corporation (March 13, 2002) (finding that proposal to retain investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value appeared to relate to non-extraordinary transactions and was excludable); E*Trade Group, Inc. (October 31, 2000) (stating that proposal relating to establishing a committee to advise the board on ways to enhance shareholder value appeared to relate in part to non-extraordinary transactions and was excludable); and NACCO Industries (March 29, 2000) (stating that proposal to retain investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all assets of the company, appeared to relate in part to non-extraordinary transactions and was excludable). As the Lancer Corporation and NACCO Industries no-action letters illustrate, this has been the case even when proposals involve hiring an investment banker to explore ways to maximize stockholder value. See also Sears, Roebuck & Co. (February 7, 2000) (finding that proposal to retain investment bank to prepare for a sale of all or parts of the company appeared to relate in part to non-extraordinary transactions and was excludable).

Moreover, the Staff has stated in a recent legal bulletin and has concluded in prior letters that decisions regarding general compensation are matters within the conduct of ordinary business operations. In Staff Legal Bulletin No. 14A, the Staff stated that as a general rule companies may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7), unless they focus on sufficiently significant social policy issues. See Division of Corporation Finance: Staff Legal Bulletin No. 14A (July 12, 2002) (discussing application of ordinary business rule to shareholder proposals regarding shareholder approval of equity compensation plans). Further, in no-action letters, the Staff has consistently taken the position that proposals that are not limited to matters of executive compensation relate to the conduct of a company's ordinary business and are excludable. See, e.g., Lucent Technologies Inc. (November 26, 2003) (stating that proposal regarding pay increases, stock options and other forms of compensation to management was related to general compensation matters and was excludable); and Lucent Technologies Inc. (November 6, 2001) (stating that proposal to decrease salaries, remuneration, expenses and other compensation of all officers and directors by 50% was related to general compensation matters and was therefore excludable). In the supporting statement, the Proponent focused on expenses, and in particular general compensation expense, as the primary reason for the allegedly low market valuation of the Company. General expense levels, and general compensation expenses, are ordinary business matters, absent some significant social policy issue. It seems odd that, if the Proposal were not excludable on ordinary business grounds, the Proponent could achieve what he would be unable to do directly (i.e., submitting a proposal on lowering general compensation expense) simply by proposing it indirectly through the supporting statement to a general proposal to hire an investment banker to maximize shareholder value.

We are aware of related no-action letters where the Staff has found that proposals are not excludable as ordinary business matters when the object or primary focus of a proposal is an extraordinary corporate transaction. See, e.g., Allegheny Valley Bancorp, Inc. (January 3, 2001) (stating that proposal to retain investment bank to solicit offers for the purchase of the company's stock or assets and present highest cash offer to shareholders was not excludable as it related to sale of the company to the highest bidder); The Student Loan Corporation (March 18, 1999) (stating that unable to concur that a proposal to hire investment banker to explore all alternatives to enhance the value of the company including a sale, merger or premium tender offer share repurchases was not excludable); Temple-Inland Inc. (February 24, 1998) (stating that proposal to retain investment bank to explore all alternatives to enhance stockholder value, including a sale, merger, or other transaction for any or all assets of the company, when read together with supporting statement, was not excludable as it appeared to focus on possible extraordinary business transactions); and The Quaker Oats Company (December 28, 1995) (stating that the object of a proposal to retain an investment bank to explore all alternatives to enhance the value of the company including a plan to separate the company's food and beverages business into two separate and independent publicly owned corporations or a sale or merger with another company was not excludable as it related to a decision concerning extraordinary corporate transactions (i.e., the separation of the company's businesses) rather than matters involving the operation of the company's ordinary business). However, unlike the proposals in these no-action letters, the Proposal does not focus primarily on or have as its object an extraordinary corporate transaction. The Proposal would have the investment bank explore alternatives to maximizing stockholder value, not a specific extraordinary corporate transaction. Moreover, as the Proponent states, the "primary reason" for the Company's market value being depressed is the Company's "excessive expenses," which would not require an extraordinary corporate transaction to address within the scope of the Proposal. Extraordinary corporate transactions normally involve all, or substantially all, of a company's assets through a spin-off, asset sale, merger, liquidation, etc. The Proposal itself is not in any manner limited to these extraordinary corporate transactions, but rather focuses on general expense levels, which could be addressed predominately through non-extraordinary means such as adjusting compensation policies.

Based on the above, the Proposal and its supporting statement intrude upon the board's statutory authority to manage the business and affairs of the Company under applicable law and focus on and relate to ordinary business matters. As a consequence, we believe that the Proposal and its supporting statement may properly be excluded from the 2004 Proxy Statement pursuant to Rule 14a-8(i)(7).

Conclusion

As discussed above, we believe that the Proponent has not provided sufficient evidence of its eligibility to submit a shareholder proposal. Accordingly, we respectfully request that the Staff not recommend enforcement action if the Proposal is omitted from the 2004 Proxy Statement. In the event that the Staff disagrees with the Company's conclusion that it may exclude the Proposal on eligibility grounds, we also believe that failure to allow the Company to exclude the Proposal would cut against the long-standing policy of the Staff concerning ordinary business matters, and respectfully request that the Staff not recommend enforcement action if the Proposal is omitted from the 2004 Proxy Statement on that basis.

Should the Staff disagree with the Company's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If the Staff requires additional information, please call me at (212) 403-1395.

Sincerely,

Benjamin D. Fackler

Attachments

cc: Opportunity Partners L.P.

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

October 14, 2003

Norris Nissim
Secretary
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Dear Mr. Nissim:

We have beneficially owned shares of BKF Capital Group, Inc. valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. Please contact us if you would like to discuss this proposal.

RESOLVED: The stockholders request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.

Supporting Statement

BKF's ratio of market capitalization (market price of equity plus debt) to assets under management is just 1.3%. That is significantly lower than the ratio for other investment management companies. For example, Franklin Resources ("BEN") shares trade at a ratio of 4.4%, Janus Capital ("JNS") at 2.9% and Waddell and Reed ("WDR") at 7%.

We think the primary reason for BKF's low multiple is its excessive expenses. In 2002, compensation expenses consumed approximately 69% of BKF's revenues vs. 25% for BEN, 30% for JNS and 13% for WDR. BKF's total operating expenses for 2002 consumed approximately 92% of revenues, leaving very little for stockholders.

On the other hand, BKF could be an attractive acquisition candidate for a larger financial management company that could cut expenses. In short, we think the surest way to enhance stockholder value is to immediately engage an investment banking firm to evaluate alternatives to maximize shareholder value including a sale of the Company.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner

Samuels Chase & Co., Inc.

October 15, 2003

Norris Nissim
Secretary, BKF Capital Group, Inc.
One Rockfeller Plaza
New York, NY 10020

Dear Mr. Nissim:

Please be advised that Opportunity Partners LP is the beneficial owner of shares in BKF Capital Group. These shares have a market value in excess of $2,000 and have been held for 12 months.

Sincerely,

Carrie L. Raney
Principal, CFO

(858) 679-2365 * FAX (858) 679-1590
13200 KIRKHAM WAY, SUITE 113
POWAY, CALIFORNIA 92064

JOHN A. LEVIN & CO., INC.
ONE ROCKEFELLER PLAZA
25TH FLOOR
NEW YORK, NY 10020
(212) 332-8400

November 3, 2003

Mr. Phillip Goldstein
Kimball & Winthrop, Inc.
General Partner
Opportunity Partners L.P.
60 Heritage Drive
Pleasantville, NY 10570

Re: Shareholder Proposal Request

Dear Mr. Goldstein:

We received your shareholder proposal request dated October 14, 2003 on October 24, 2003. After reviewing our records, we are unable to determine if you satisfy the eligibility requirements to submit a shareholder proposal to BKF Capital Group, Inc. established by the Securities and Exchange Commission.

Based on your shareholder proposal request, we assume you hold your shares in "street name," and, accordingly, you may establish your eligibility by submitting a written statement from the "record" holder of your shares that you had continuously held your shares for at least one year at the time you submitted your proposal. See Rule 14a-8(b)(2)(i) under the Securities Exchange Act of 1934, as amended. The materials you provided are not sufficient to satisfy the requirements of this rule. The letter accompanying your shareholder proposal request is not dated as of the same date as your shareholder proposal request as required by such rule, and says only that you held the shares for twelve months as of October 15, 2003. Accordingly, we are unable to determine if you have held such securities for at least one year from the date you submitted your proposal. See Division of Corporation Finance, Staff Legal Bulletin No. 14, Shareholder Proposals, at C.1.c.(3) (explaining that a statement from a record holder that verified continuous ownership for one year but was dated one day before the shareholder proposal request does not demonstrate sufficiently continuous ownership for the purposes of the rule).

SEC Rules provide that your response to the Company establishing your eligibility must be post marked, or transmitted electronically, no later than fourteen dates from the date you receive this letter. If a proper and timely response is not received, the company will exclude your proposal. Upon timely receipt of such verification information, the company will consider your request. Helpful guidance concerning shareholder proposals is contained in Rule 14a-8 of the Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934.

Sincerely yours,

Norris Nissim
General Counsel and Secretary
BKF Capital Group, Inc.

Millenium Financial, Inc.

Mr. Nissan:

I expect you have seen this already. Please call me if you have any questions.

[illegible]

(914) 747-5262

11/17/03

914.934.9700

www.milleniumfin.com

SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Opportunity Partners L.P.

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

---

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

NA (Less than 5%)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA

14. TYPE OF REPORTING PERSON

IA

Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock (the "Common Stock") of BKF Capital Group, Inc. ("BKF".) The principal executive offices of BKF are located at One Rockefeller Plaza, New York, NY 10020.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
NA

ITEM 4. PURPOSE OF TRANSACTION
Opportunity Partners L.P. has submitted a shareholder resolution for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. As required by Rule 14a-8 of the Securities and Exchange Act of 1934, at the time of submission of the shareholder resolution, Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting.

The shareholder resolution requests that an Investment Banking firm be engaged to evaluate alternatives to maximize shareholder value (See Exhibit 1).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a -e NA
Less than 5% ownership.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Shareholder Resolution

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/17/03

By: /s/ Phillip Goldstein
Name: Phillip Goldstein

Exhibit 1.

Opportunity Partners L.P.,
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258
oplp@optonline.net

Norris Nissim
Secretary
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Dear Mr. Nissim:

We have beneficially owned shares of BKF Capital Group, Inc. valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. Please contact us if you would like to discuss this proposal.

RESOLVED: The stockholders request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.

Supporting Statement

BKF's ratio of market capitalization (market price of equity plus debt) to assets under management is just 1.3%. That is significantly lower than the ratio for other investment management companies. For example, Franklin Resources ("BEN") shares trade at a ratio of 4.4%, Janus Capital ("JNS") at 2.9% and Waddell and Reed ("WDR") at 7%.

We think the primary reason for BKF's low multiple is its excessive expenses. In 2002, compensation expenses consumed approximately 69% of BKF's revenues vs. 25% for BEN, 30% for JNS and 13% for WDR. BKF's total operating expenses for 2002 consumed approximately 92% of revenues, leaving very little for stockholders.

On the other hand, BKF could be an attractive acquisition candidate for a larger financial management company that could cut expenses. In short, we think the surest way to enhance stockholder value is to immediately engage an investment banking firm to evaluate alternatives to maximize shareholder value including a sale of the Company.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1395
DIRECT FAX: (212) 403-2395

February 11, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BKF Capital Group, Inc.
Statement of Reasons for Omission of
<u>Shareholder Proposal Pursuant to Rule 14a-8(j)</u>

Dear Ladies and Gentlemen:

We are writing on behalf of our client, BKF Capital Group, Inc. ("BKF" or the "Company"), in response to the January 19, 2004 letter from Opportunity Partners L.P. (the "Proponent") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent for inclusion in the Company's proxy material for its 2004 Annual Meeting of Stockholders. A copy of the letter is attached hereto as Exhibit A (the "Proponent Response Letter"). On February 9, 2004, the Proponent filed the Proponent Response Letter with the Commission as an attachment to an amended Schedule 13D filing, which is attached hereto as Exhibit B.

On January 14, 2003, we submitted a letter (the "No-Action Letter Request") on behalf of the Company to request confirmation from the Staff of the Division of Corporation Finance (the "Staff") that it would not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy material for its 2004 Annual Meeting of Stockholders. The Proponent Response Letter is the Proponent's response to the No-Action Letter Request.

For the reasons set forth below, we respectfully disagree with a number of the assertions in the Proponent Response Letter, and we again request the relief specified in the No-Action Letter Request. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), six copies of this letter and its attachments are enclosed and a copy of this letter is being forwarded to the Proponent.

Discussion

The Proponent Response Letter sets forth no substantive responses to the bases for exclusion raised in the Company's No-Action Letter Request. Rather, the Proponent uses the Proponent Response Letter as a forum to make allegations of bad faith, legal gamesmanship and implied unethical conduct on the part of the Company and its counsel and to advance Proponent's personal agenda of eliminating or amending Rule 14a-8 under the Exchange Act. Whatever one may think of the Proponent's efforts to rewrite the shareholder proposal rules under the Exchange Act, Rule 14a-8 is still applicable law and the Company believes that, for the reasons stated in the No-Action Letter Request, the Proposal fails to comply with that Rule.

Proponent's Response Regarding First Ground for Exclusion: Failure to Provide Proof of Stock Ownership (Rule 14a-8(b))

The Proponent Response Letter fails to explain on what grounds the Proponent was eligible to file a Schedule 13D, and how that filing establishes ownership for the purposes of Rule 14a-8. In the Proponent Response Letter, the Proponent makes clear that its Schedule 13D filing was simply an attempt to satisfy the eligibility requirements of Rule 14a-8. As discussed in the No-Action Letter Request, simply filing an unsubstantiated proposal on Schedule 13D that a shareholder proponent is not eligible to use under the terms of that form should not satisfy such proponent's burden of proving its eligibility to submit a proposal under Rule 14a-8(b). As stated on the cover page of the form itself, Schedule 13D is a statement of beneficial ownership filed pursuant to Rule 13d-1(a), specifically for certain holders of more than five percent of the Company's securities. The fact that Proponent could face criminal penalties for misstatements in a Schedule 13D does not change the fact that the Proponent's filing was not a statement filed pursuant to Rule 13d-1(a). Permitting any stockholder to establish eligibility under Rule 14a-8 by simply filing its proposal on a Schedule 13D could dilute the importance of Schedule 13D filings to the investing public, which expects such filings to relate to material developments with respect to significant stockholders as provided in that form. Moreover, the Proponent had other, clearly established alternatives to satisfying the eligibility requirements of Rule 14a-8(b). As footnote 1 to the Proponent Response Letter shows, the Proponent was aware of these alternatives but for some reason failed to follow them.

In regards to the allegation that the Company purposely waited to respond in order to pass the Company deadline for submissions of shareholder proposals, we wish to highlight three points. First, the Company complied with the notice and timing requirements of Rule 14a-8(f) and Rule 14a-8(j). Second, we are at a loss to understand the Proponent's allegation that the Company's filing of a no-action letter after the deadline for shareholder proposal submissions (but within the time frame mandated by Rule 14a-8(j)) was a "delaying tactic." The Company fails to see how the Proponent was prejudiced or harmed by this. The Proponent is entitled to submit one shareholder proposal per year (i.e., the Proposal), and any additional shareholder proposals from Proponent would have been excludable under Rule 14a-8(c). While we are mindful that the Staff receives most no-action requests with respect to shareholder proposals during the buildup to the regular annual meeting season, the Proponent offers no support for its implicit assertion that filing a no-action request at this time harms the Proponent more than the Company. Third, under Rule 14a-8(f) and related interpretations, the Company is not obligated to continually point out procedural flaws with the Proposal. The Company previously notified the Proponent of the eligibility defect in the Proposal and how to remedy it in accordance with Rule 14a-8(f). The Company believes the Proponent's attempt to remedy the defect was not adequate, and accordingly noted that in its No-Action Letter Request submitted pursuant to Rule 14a-8(f) and Rule 14a-8(j). Despite the Proponent's stated desire to change how the shareholder proposal rules work under the Exchange Act, there is no obligation to "pick up the phone and talk" about the Proposal, or to continue to point out to the Proponent how to comply with the shareholder proposal rules beyond what the Company did. We note in this regard that the Company received no call from the Proponent to discuss the Proposal. Judging by the tone of the Proponent Response Letter, one must seriously doubt whether discussions with the Proponent would bear any fruit.

Proponent's Response Regarding Second Ground for Exclusion: Ordinary Business Operations of the Company (Rule 14a-8(a)(i)(7))

The Proponent Response Letter offers no substantive response to this ground for exclusion. Clearly, the Proponent feels that the Proposal is important, but that does not make it a proper subject for shareholder action. As discussed in detail in the No-Action Letter Request, the Proposal is substantially similar to shareholder proposals that in previous no-action letters the Staff determined it would not recommend enforcement action if such proposals were excluded, as such proposals related to ordinary business matters. The Proponent offers no substantive counterargument or response to this fact. Presumably this line of no-action relief falls into the category of no-action letters that the Proponent has previously termed as "inconsistent" and "based on shaky legal reasoning," as quoted in the Proponent Response Letter. Moreover, given the Proponent's cited concern about how much time the Staff spends processing no-action letters regarding shareholder proposals, we find it odd that the Proponent would in the same letter threaten potentially frivolous and time-consuming litigation presumably against the Staff and the Company should the Proposal be excluded as an ordinary business matter. This seems just the sort of legal gamesmanship that the Proponent professes to decry so much.

Conclusion

As discussed above, we reassert our belief that the Proponent has not provided sufficient evidence of its eligibility to submit a shareholder proposal. Accordingly, we respectfully request that the Staff not recommend enforcement action if the Proposal is omitted from the Company's proxy materials for its 2004 Annual Meeting of Stockholders. We also reassert our belief that failure to allow the Company to exclude the Proposal would cut against the long-standing policy of the Staff concerning ordinary business matters, and respectfully request that the Staff not recommend enforcement action if the Proposal is omitted from the Company's proxy materials for its 2004 Annual Meeting of Stockholders on that basis.

Should the Staff disagree with the Company's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If the Staff requires additional information, please call me at (212) 403-1395.

Sincerely,

Benjamin D. Fackler

Attachment

cc: Opportunity Partners L.P.

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

January 19, 2004

Benjamin D. Fackler

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

<u>BKF Capital Group, Inc. (the "Company") – Rule 14a-8 Proposal</u>

Ladies and Gentlemen:

We received a copy of a letter dated January 14, 2004 from Benjamin D. Fackler of Wachtell, Lipton, Rosen & Katz, counsel to the Company to you seeking no action assurance if the Company excludes from its proxy materials our rule 14a-8 proposal requesting "that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company." Mr. Fackler proposes two bases for omitting our proposal: (1) "The proponent has not provided proof of stock ownership;" and (2) "The proposal deals with a matter relating to the ordinary business operations of the Company." Neither contention has any merit.

As Mr. Fackler stated, the Company notified us in a letter dated November 3, 2003 that it did not consider a letter dated October 15, 2003 from our broker stating that we had held more than $2,000 worth of the Company's stock continuously for 12 months to be proof that we had owned it for more than one year on October 14, 2003, the date of our letter to the Company which contained our shareholder proposal. Assuming the truthfulness of our broker's letter, the Company apparently wanted proof that we did not purchase our shares on October 15, 2002, which was the only possible way that we would not have owned more than $2,000 worth of the Company's stock continuously for more than one year as of October 14, 2003.[1]

For the record, we hereby state that we have continuously owned far more than $2,000 worth of the Company's stock for several years. To erase all doubts about our eligibility, we filed a Schedule 13D on November 17, 2003 in which we stated: "As required by Rule 14a-8 of the Securities and Exchange Act of 1934, at the time of submission of the shareholder resolution, Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting." Contrary to Mr. Fackler's misleading statement that "The Company has received no subsequent communications from the Proponent other than a copy of the Proponent

[1] If we had purchased our shares on October 15, 2003, we could have easily defused the Company's "concern" about our stock ownership by simply resubmitting our proposal in a letter dated October 15, 2003 and ask that it supersede our October 14th letter (since the deadline for submissions was not until December 17, 2003).

Schedule 13D as filed with the Commission," we faxed a both a cover note and copy of our Schedule 13D to the Company's secretary on November 17th. In the cover note (which was included in Mr. Fackler's submission package to you **but conspicuously not mentioned in his letter**), we stated: "I expect you have seen this already. **Please call me if you have any questions.**" (emphasis added)

Rule 14a-8(b)(2)(ii) permits us to demonstrate eligibility "only if you have filed a Schedule 13D . . . reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins . . . and by submitting to the company a copy of the schedule . . . ."[2] We filed Schedule 13D and submitted it to the Company along with our cover note as a good faith effort to comply with Rule 14a-8(b)(2)(ii). Yet, the Company did not call us or otherwise inform us that it did not deem our Schedule 13D filing to be adequate. Thus, we reasonably assumed that it was satisfied that we had cured the perceived procedural deficiency it set forth in its November 3, 2003 letter. Instead, it bided its time, waiting almost two months (and well past its December 17, 2003 deadline for submitting a stockholder proposal) to request a no action letter from you if it excludes our proposal from its proxy materials.

Mr. Fackler incorrectly asserts that our filing and delivery to the Company of a Schedule 13D in which we stated that "Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting," does not change anything. The instructions for Schedule 13D state: **"Intentional misstatements or omissions of fact [in Schedule 13D] constitute Federal criminal violations."** (emphasis added). On the other hand, a false statement of fact contained in a rule 14a-8 submission to a company would not lead to criminal penalties. That is a very big difference.

In any event, the Company's request for no action relief should be denied because the staff should not encourage the sort of gamesmanship the Company is using. Section G.5 of Legal Bulletin No. 14 (July 13, 2001) dealing with eligibility and procedural issues states: "Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response." Rather than picking up the telephone and trying to resolve any question about our eligibility directly with us in a timely manner, the Company blatantly ignored the staff's policy about timely submissions of a no action request and chose to make a belated (at best) hypertechnical argument to you laced with red herrings about whether we were "eligible" to file Schedule 13D. As explained in Section G.6. of Legal Bulletin No. 14, "[The Commission's staff receives] the heaviest volume of no-action requests between December and

---

[2] Mr. Fackler implies that this language requires us to have filed a Schedule 13D on or before the date we submit our proposal to the Company rather than simply that the Schedule 13D itself, whenever it is filed, must reflect our ownership of the shares as of or before the date on which the one-year eligibility period begins. The latter reading is more reasonable in light of (a) the serious consequences of making a false statement of fact in a Schedule 13D, (b) the intent of rule 14a-8(b)(2)(ii) to provide an alternative method to demonstrate one's eligibility to submit a stockholder proposal, and (c) the intent of Section 14 itself, i.e., to promulgate rules that advance the public interest or protect investors in matters relating to proxy solicitations.

February of each year." Even if the its argument had any merit, granting the Company no action relief will only encourage other companies to use similar delaying tactics instead of making a good faith effort to resolve their differences with shareholder proponents.

With respect to Mr. Fackler's disingenuous attempt to portray our proposal as one involving "business matters that are mundane," we see no need to respond other than to say that (1) if he had a conscience, he would return the fees his law firm received from the Company for producing such drivel, and (2) if the staff does grant no action relief on the basis that our proposal deals with a matter relating to the Company's ordinary business operations, we would seriously consider litigating to have our proposal included in the Company's proxy materials.

In conclusion, based upon our extensive experience with shareholder activism, the Company's efforts to prevent our proposal from coming to a vote at the annual meeting, like those of many companies faced with proposals opposed by management, are in bad faith. There is little doubt that the Company does not really care whether we have continuously owned more than $2,000 worth of stock for more than one year and little doubt that it knows we have. All it wants to do is to derail a stockholder vote on our proposal by any means necessary, ethical or unethical. The larger question is whether the staff should permit this sort of legal gamesmanship which is costly not only to the Commission but to shareholders of affected companies. In this regard, we present below an excerpt from our comment letter of June 13, 2003 regarding Release S7-10-03 ("Possible Changes to Proxy Rules").

> The staff spends far too much time responding to no action requests from companies seeking to exclude shareholder proposals submitted pursuant to rule 14a-8. Furthermore, its responses have sometimes been inconsistent and not infrequently are based on shaky legal reasoning. I propose eliminating rule 14a-8 [and substituting an alternative scheme described in my comment letter for voting on shareholder proposals but] if rule 14a-8 is retained in substantially the same form, then to limit frivolous or abusive no action requests to exclude proposals, each request should be accompanied by an affidavit from the company certifying that: (1) management has made a reasonable effort to resolve its differences with the proponent and failed, and (2) the board has determined that (a) it is in the best interests of shareholders that the proposal in question be excluded from management's proxy card and (b) the cost of seeking no action relief is reasonable for the benefit to be gained.

Very truly yours,

Phillip Goldstein
Portfolio Manager

cc: Benjamin D. Fackler

Amendment # 1 to SCHEDULE 13D filed on November 17, 2003

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Opportunity Partners L.P.

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

---

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

NA (Less than 5%)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA

14. TYPE OF REPORTING PERSON

IA

ITEM 4. PURPOSE OF TRANSACTION
Item 4 is amended as follows:

Instead of picking up the telephone to discuss our proposal to engage an investment banking firm to evaluate alternatives to maximize stockholder value including a sale of the company (Exhibit 1) with us, BKF's management hired an expensive law firm to try to prevent shareholders from even voting on it. This is a waste of corporate assets and demonstrates that management is not acting in the shareholders' best interest.

Our response to the SEC to managements attempt to prevent shareholders from voting on our proposal is attached below (Exhibit 2).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended as follows:

Exhibit 1: Shareholder Resolution
Exhibit 2: Response to BKF's Costly No Action Request to the SEC

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/6/2004

By: /s/ Phillip Goldstein
Name: Phillip Goldstein

Exhibit 1.

Opportunity Partners L.P.
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258
oplp@optonline.net

Norris Nissim
Secretary
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Dear Mr. Nissim:

We have beneficially owned shares of BKF Capital Group, Inc. valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. Please contact us if you would like to discuss this proposal.

RESOLVED: The stockholders request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.

Supporting Statement

BKF's ratio of market capitalization (market price of equity plus debt) to assets under management is just 1.3%. That is significantly lower than the ratio for other investment management companies. For example, Franklin Resources ("BEN") shares trade at a ratio of 4.4%, Janus Capital ("JNS") at 2.9% and Waddell and Reed ("WDR") at 7%.

We think the primary reason for BKF's low multiple is its excessive expenses. In 2002, compensation expenses consumed approximately 69% of BKF's revenues vs. 25% for BEN, 30% for JNS and 13% for WDR. BKF's total operating expenses for 2002 consumed approximately 92% of revenues, leaving very little for stockholders.

On the other hand, BKF could be an attractive acquisition candidate for a larger financial management company that could cut expenses. In short, we think the surest way to enhance stockholder value is to immediately engage an investment banking firm to evaluate alternatives to maximize shareholder value including a sale of the Company.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner

Exhibit 2

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

January 19, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

BKF Capital Group, Inc. (the "Company") - Rule 14a-8 Proposal

Ladies and Gentlemen:

We received a copy of a letter dated January 14, 2004 from Benjamin D. Fackler of Wachtell, Lipton, Rosen & Katz, counsel to the Company to you seeking no action assurance if the Company excludes from its proxy materials our rule 14a-8 proposal requesting "that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company." Mr. Fackler proposes two bases for omitting our proposal: (1) "The proponent has not provided proof of stock ownership;" and (2) "The proposal deals with a matter relating to the ordinary business operations of the Company." Neither contention has any merit.

As Mr. Fackler stated, the Company notified us in a letter dated November 3, 2003 that it did not consider a letter dated October 15, 2003 from our broker stating that we had held more than $2,000 worth of the Company's stock continuously for 12 months to be proof that we had owned it for more than one year on October 14, 2003, the date of our letter to the Company which contained our shareholder proposal. Assuming the truthfulness of our broker's letter, the Company apparently wanted proof that we did not purchase our shares on October 15, 2002, which was the only possible way that we would not have owned more than $2,000 worth of the Company's stock continuously for more than one year as of October 14, 2003.1

For the record, we hereby state that we have continuously owned far more than $2,000 worth of the Company's stock for several years. To erase all doubts about our eligibility, we filed a *Schedule 13D on November 17, 2003 in which* we stated: "As required by Rule 14a-8 of the Securities and Exchange Act of 1934, at the time of submission of the shareholder resolution, Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting." Contrary to Mr. Fackler's misleading statement that "*The Company has received no subsequent communications from the* Proponent other than a copy of the Proponent Schedule 13D as filed with the Commission," we faxed a both a cover note and copy of our Schedule 13D to the Company's secretary on November 17th. In the cover note (which was included in Mr. Fackler's submission package to you but conspicuously not mentioned in his letter), we stated: "I expect you have seen this already. Please call me if you have any questions." (emphasis added)

Rule 14a-8(b)(2)(ii) permits us to demonstrate eligibility "only if you have filed a Schedule 13D . . . reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins . . . and by submitting to the company a copy of the schedule . . . ."2 We filed Schedule 13D and submitted it to the Company along with our cover note as a good faith effort to comply with Rule 14a-8(b)(2)(ii). Yet, the Company did not call us or otherwise inform us that it did not deem our Schedule 13D filing to be adequate. Thus, we reasonably assumed that it was satisfied that we had cured the perceived procedural deficiency it set forth in its November 3, 2003 letter. Instead, it bided its time, waiting almost two months (and well past its December 17, 2003 deadline for submitting a stockholder proposal) to request a no action letter from you if it excludes our proposal from its proxy materials.

Mr. Fackler incorrectly asserts that our filing and delivery to the Company of a Schedule 13D in which we stated that "Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting," does not change anything. The instructions for Schedule 13D state: "Intentional misstatements or omissions of fact [in Schedule 13D] constitute Federal criminal violations." (emphasis added). On the other hand, a false statement of fact contained in a rule 14a-8 submission to a company would not lead to criminal penalties. That is a very big difference.

In any event, the Company's request for no action relief should be denied because the staff should not encourage the sort of gamesmanship the Company is using. Section G.5 of Legal Bulletin No. 14 (July 13, 2001) dealing with eligibility and procedural issues states: "Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response." Rather than picking up the telephone and trying to resolve any question about our eligibility directly with us in a timely manner, the Company blatantly ignored the staff's policy about timely submissions of a no action request and chose to make a belated (at best) hypertechnical argument to you laced with red herrings about whether we were "eligible" to file Schedule 13D. As explained in Section G.6. of Legal Bulletin No. 14, "[The Commission's staff receives] the heaviest volume of no-action requests between December and February of each year." Even if the its argument had any merit, granting the Company no action relief will only encourage other companies to use similar delaying tactics instead of making a good faith effort to resolve their differences with shareholder proponents.

With respect to Mr. Fackler's disingenuous attempt to portray our proposal as one involving "business matters that are mundane," we see no need to respond other than to say that (1) if he had a conscience, he would return the fees his law firm received from the Company for producing such drivel, and (2) if the staff does grant no action relief on the basis that our proposal deals with a matter relating to the Company's ordinary business operations, we would seriously consider litigating to have our proposal included in the Company's proxy materials.

In conclusion, based upon our extensive experience with shareholder activism, the Company's efforts to prevent our proposal from coming to a vote at the annual meeting, like those of many companies faced with proposals opposed by management, are in bad faith. There is little doubt that the Company does not really care whether we have continuously owned more than $2,000 worth of stock for more than one year and little doubt that it knows we have. All it wants to do is to derail a stockholder vote on our proposal by any means necessary, ethical or unethical. The larger question is whether the staff should permit this sort of legal gamesmanship which is costly not only to the Commission but to shareholders of affected companies. In this regard, we present below an excerpt from our comment letter of June 13, 2003 regarding Release S7-10-03 ("Possible Changes to Proxy Rules").

> The staff spends far too much time responding to no action requests from companies seeking to exclude shareholder proposals submitted pursuant to rule 14a-8. Furthermore, its responses have sometimes been inconsistent and not infrequently are based on shaky legal reasoning. I propose eliminating rule 14a-8 [and substituting an alternative scheme described in my comment letter for voting on shareholder proposals but] if rule 14a-8 is retained in substantially the same form, then to limit frivolous or abusive no action requests to exclude proposals, each request should be accompanied by an affidavit from the company certifying that: (1) management has made a

reasonable effort to resolve its differences with the proponent and failed, and (2) the board has determined that (a) it is in the best interests of shareholders that the proposal in question be excluded from management's proxy card and (b) the cost of seeking no action relief is reasonable for the benefit to be gained.

Very truly yours,

Phillip Goldstein
Portfolio Manager

cc: Benjamin D. Fackler

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1 If we had purchased our shares on October 15, 2002, we could have easily defused the Company's "concern" about our stock ownership by simply resubmitting our proposal in a letter dated October 15, 2003 and ask that it supersede our October 14th letter (since the deadline for submissions was not until December 17, 2003).

2 Mr. Fackler implies that this language requires us to have filed a Schedule 13D on or before the date we submit our proposal to the Company rather than simply that the Schedule 13D itself, whenever it is filed, must reflect our ownership of the shares as of or before the date on which the one-year eligibility period begins. The latter reading is more reasonable in light of (a) the serious consequences of making a false statement of fact in a Schedule 13D, (b) the intent of rule 14a-8(b)(2)(ii) to provide an alternative method to demonstrate one's eligibility to submit a stockholder proposal, and (c) the intent of Section 14 itself, i.e., to promulgate rules that advance the public interest or protect investors in matters relating to proxy solicitations.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BKF Capital Group, Inc.
Incoming letter dated January 14, 2004

The proposal requests that BKF engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company.

There appears to be some basis for your view that BKF may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if BKF omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which BKF relies.

Sincerely,

John J. Mahon
Attorney-Adviser